

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

December 1, 2009

Robert J. King, Jr.
President and Chief Executive Officer
PVF Capital Corp.
30000 Aurora Road
Solon, OH 44139

   Re: PVF Capital Corp.
     Registration Statement on Form S-1
     Filed November 12, 2009
     File No. 333-163042

Dear Mr. King:

   We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 filed November 12, 2009

General

1. We note the Warrants may be exercised within one year. Please either register the underlying common shares or advise us as to whether an exemption for the exercise of the Warrants is available. Refer to Securities Act Sections Compliance & Disclosure Interpretation 139.01.

Prospectus Summary

Recent Developments, page 3

2.   Please revise this section to discuss the cease-and-desist orders entered into with
        the Office of Thrift Supervision. Please describe, in reasonable detail, all material
        actions taken in response to these orders to date. Confirm that you will revise any
        amendments to the registration statement to update this information, as necessary.

Risk Factors, page 5

General

3.   We note in your introductory paragraph the statement that this section describes
        some, but not all, of the risks related to an investment in your company. You
        must disclose all risks that you believe are material at this time. Therefore, please
        either delete that reference or expand the concept into a separate risk factor.

4.   Please tell the staff whether you originate or carry interest-only, ARM, option-
        ARM, subprime or other loan types that may be considered higher risk. To the
        extent you originate or carry such loans, please include a risk factor that discloses
        your overall exposure to such loans and adequately addresses the risks involved
        with each type of loan.

5.   Please add a risk factor addressing the increased lending risks related to your
        emphasis on construction and commercial real estate lending. In this risk factor,
        please disclose the current loan-to-value ratios of construction and commercial
        real estate lending and land loans. Disclose how you calculated the ratios and
        identify the source of the underlying data used. Please also disclose the amount
        of reserves specifically allocated to these loan types, if any.

6.   Please add a risk factor addressing the registrant's possible need to raise
        additional capital. In this risk factor, please disclose the potential dilution to
        shareholders that may result from the common stock and warrant issuances in the
        PVF Capital Trust I and PVF Capital Trust II exchanges. In addition, revise to
        disclose whether the B Warrants issued in the PVF Capital Trust II exchange will
        become exercisable as a result of the rights offering.

Exhibits

Exhibit 5.1

7. Please have counsel revise the legal opinion to opine on whether the warrants are legal, binding obligations of the registrant under the state contract law(s) governing the warrant agreements.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of effectiveness of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration of effectiveness. Please provide this request at least two business days in advance of the requested effective date.

Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Senior Attorney

cc: Joel E. Rappoport, Esq.
        Stephen F. Donahoe, Esq.
            Kilpatrick Stockton LLP